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                                                                   EXHIBIT 99.3

                              YEAR 2000 INFORMATION

IMPACT OF YEAR 2000

       In February 1996, First Union Corporation (the "Corporation") initiated a Year 2000 project to address the issues associated with its computer systems and business functions through the turn of the century. The project is under the overall direction of the chief information officer, and it consists of a project team representing all areas within the Corporation. The progress of the work related to Year 2000 compliance is reported to a Year 2000 steering committee on a monthly basis and to the Audit Committee of the Board of Directors on a bimonthly basis.

       The Corporation has assessed the Year 2000 risk of information technology systems, non-information technology systems and business relationships as: Mission Critical -- those areas where lack of compliance could cause major operational risk to the Corporation; High Risk -- those areas where lack of compliance could affect the Corporation, but would not cause the failure of core operations; Medium Risk -- those areas where lack of compliance would not have a major impact to the Corporation's customers; or Low Risk -- those areas that do not affect customers and that could be delayed or otherwise processed on an exception basis.

       The Planning and Assessment phase, which includes the identification of potential points of failure requiring focused Year 2000 efforts, was substantially completed in 1998.

INFORMATION TECHNOLOGY SYSTEMS

       Information technology systems include proprietary and vendor-supported business applications. The most significant phases of the Year 2000 project related to information technology systems are analysis and remediation, partition testing, and certification. Analysis and remediation includes the modification of program code to address date-related issues. Partition testing includes limited integrated testing to validate remediation. In this phase each application is tested for Year 2000 compliance in an isolated and fully functional environment to verify that the application executes correctly with Year 2000 changes included. The Corporation considers information technology systems to be Year 2000 compliant when these phases of the Year 2000 project have been completed, which is consistent with bank regulatory guidelines.

       As of December 31, 1998, the Corporation has completed the analysis and remediation and partition testing phases on approximately 90 percent of the major business applications, excluding those applications from entities acquired in 1998, and which the Corporation will retain. Of the remaining 10 percent, the major business applications rated Mission Critical and High Risk are scheduled for completion by March 31, 1999, with the exception of one vendor application that is scheduled for completion by July 31, 1999, based on the application vendor's Year 2000 compliance plan. The rest of the major business applications are scheduled for completion by June 30, 1999.


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       Of the major business applications from entities the Corporation has acquired in 1998, the analysis and remediation and partition testing phases were complete as of December 31, 1998, for 40 percent of major business applications rated Mission Critical and High Risk, and 25 percent for those rated Medium and Low Risk. The rest are expected to be substantially complete by March 31, 1999, with the exception of two vendor applications that are scheduled for completion by July 31, 1999, based on the application vendor's Year 2000 compliance plan. The Corporation had originally anticipated completing the testing in 1998; however, systems conversion activity has delayed the completion of this phase.

       With respect to personal computers, the Corporation has identified which versions of software and which models of hardware the manufacturers have identified as Year 2000 compliant, and the Corporation continually reassess manufacturers' representations. As of December 31, 1998, approximately 60 percent of the personal computer hardware had been certified as Year 2000 compliant, with the remainder expected to be substantially complete by April 30, 1999, including the additional equipment from acquired entities. The Corporation had originally anticipated completing this certification in 1998; however, the integration of acquisitions, and the resulting increase in personal computers, delayed this effort.

       The goal of the certification phase is to obtain reasonable assurance that the corporation-wide production environment is capable of the integrated processing of future dates and that they have not been adversely affected by Year 2000 remediation and testing efforts. The Corporation's certification phase addresses all frequencies of processing and all major computing platforms. Every effort has been made to emulate a production environment, including applications, system software, hardware and critical internal and external interfaces. Certification also includes user acceptance testing and testing with customers and other key counterparties.

       The certification phase has commenced, and the Corporation expects to be approximately 50 percent complete by March 31, 1999, with all aspects expected to be complete by September 30, 1999. During the fourth quarter of 1999, a final system test will take place and a strict change control process will be implemented to ensure that information technology systems remain Year 2000 compliant.

NON-INFORMATION TECHNOLOGY SYSTEMS

       The Corporation's Year 2000 project encompasses embedded technology in non-information technology areas, including facilities and related building services, such as utilities, security systems, general business equipment and non-computer office equipment. Approximately 50 facilities and the related building services have been identified as Mission Critical or High Risk. Testing of these Mission Critical and High Risk facilities and the related building services was approximately 25 percent complete by December 31, 1998. The Corporation expects that testing of these facilities and related business services will be complete and they will be Year 2000 compliant by June 30, 1999. The Corporation had originally anticipated completing this testing by March 31, 1999; however, acquisition integration has delayed this effort.

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BUSINESS RELATIONSHIPS

       The Corporation has requested warranties from our vendors certifying that their products will be Year 2000 compliant. Vendors who were not compliant by September 30, 1998, who have not responded to the Corporation's requests or who have not adequately demonstrated they can make their products Year 2000 compliant are being separately identified and monitored.

       The Corporation is evaluating the Year 2000 readiness of its borrowers and the resulting effect on the credit quality of its loan portfolio. The Corporation has developed a Year 2000 credit risk policy, which requires that a risk assessment be performed on all new and existing borrowers, subject to certain criteria. As of September 30, 1998, all borrowers covered by the policy had been assigned a Year 2000 risk rating.

BUSINESS CONTINUITY PLANNING

       Another significant aspect of the Year 2000 project is business continuity planning, which is a process to ensure that the Corporation can continue operations in the event that information technology systems, non-information technology systems or business relationships are not Year 2000 compliant. As of December 31, 1998, all critical areas of the Corporation were actively engaged in the business continuity planning program. The Corporation had originally anticipated that all of the plans would be completed by December 31, 1998; however, the Corporation has adjusted the timing of our process based on current regulatory guidance. The Corporation anticipates completion of all the plans by March 31, 1999 and critical business continuity plans will be validated as defined by current regulatory guidance by June 30, 1999. Business continuity planning includes consideration of the most reasonably likely worst case scenario that the Corporation could encounter.

COST

The Corporation currently estimates the cost for the Year 2000 project will amount to $60 million to $65 million pretax. This amount includes only the cost associated with the core Year 2000 project office team, incremental personnel and contractors hired specifically to participate in the Year 2000 project and direct expenses incurred on the project. The cost associated with the redeployment of personnel to the Year 2000 project is expected to be significantly less than the incremental cost. In 1998, $21 million was incurred on the Year 2000 project, and as of December 31, 1998, $26 million had been incurred since project inception.

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